Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to incorporation by reference in the Registration Statement (Form S-8) pertaining to the Pioneer Southwest Energy Partners L.P. 2008 Long Term Incentive Plan of our reports (a) dated March 28, 2008, with respect to the carve out financial statements of Pioneer Southwest Energy Partners L.P. Predecessor as of December 31, 2007 and 2006 and for each of the years in the three year period ended December 31, 2007, (b) dated March 28, 2008, with respect to the consolidated balance sheet of Pioneer Natural Resources GP LLC as of December 31, 2007, and (c) dated March 28, 2008, with respect to the balance sheet of Pioneer Southwest Energy Partners L.P. as of December 31, 2007, all of which were filed with the Securities and Exchange Commission in Pioneer Southwest Energy Partners L.P.’s Form S-1 Registration Statement, as amended.
/s/ Ernst & Young LLP
Dallas, Texas
May 1, 2008